Exhibit 3.1

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SYNDAX PHARMACEUTICALS, INC.

Syndax Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

The name of this corporation is Syndax Pharmaceuticals, Inc. This corporation was originally incorporated under the same name, and the original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on October 11, 2005. An Amended and Restated Certificate of Incorporation or Certificate of Amendment to the Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on March 29, 2007, January 22, 2010, August 2, 2010, December 20, 2011, June 28, 2012, October 9, 2012, November 19, 2012, December 28, 2012, January 18, 2013 and March 8, 2013, all under its present name.

The text of the Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is Syndax Pharmaceuticals, Inc.

ARTICLE II

The address of this corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, 19808, County of New Castle, Delaware. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which this corporation is authorized to issue is three billion two hundred sixty-six million (3,266,000,000) shares. One billion two hundred ten million (1,210,000,000) shares shall be Common Stock with a par value of $0.0001 per share and two billion fifty-six million (2,056,000,000) shares shall be Preferred Stock with a par value of $0.001 per share, five hundred forty million (540,000,000) of which shall be designated Series A Preferred Stock (“Series A Preferred Stock”), four hundred eighty six million (486,000,000) of which shall be designated Series A-1 Preferred Stock (“Series A-1 Preferred Stock”), five hundred twenty million (520,000,000) of which shall be designated Series B Preferred Stock (“Series B Preferred Stock”) and five hundred ten million (510,000,000) of which shall be designated Series B-1 Preferred Stock (“Series B-1 Preferred Stock” and, collectively with the Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock, the “Preferred Stock”). This corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance upon conversion of the Preferred Stock shall not be sufficient to permit conversion of the Preferred Stock. Subject to the provisions herein, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of this corporation representing a majority of the votes represented by all outstanding shares of stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and series of the shares of capital stock or the holders thereof are as follows:

1. Dividend Provisions.

(a) Series B-1 Preferred Stock. Prior and in preference to any declaration or payment of any dividends to the holders of shares of Series A-1 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Common Stock, or any other class of capital stock of this corporation, the holders of shares of the Series B-1 Preferred Stock shall be entitled to receive cumulative dividends whether or not declared by the board of directors of this corporation, on a pari passu basis, out of any assets legally available therefor (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation), at the rate of eight percent (8%) of the applicable Original Issue Price (as defined herein) per share per annum. Such dividends shall accrue and be cumulative from the date of issuance of the shares of Series B-1 Preferred Stock, whether or not earned or declared by the board of directors of this corporation. In the event that the board of directors of this corporation declares a dividend, the amount of which is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder in proportion to the dividend amounts to which each holder of Series B-1 Preferred Stock is entitled. Any dividend payment made on shares of Series B-1 Preferred Stock shall first be credited against the dividends accumulated with respect to the earliest dividend period for which dividends have not been paid.

(b) Series A-1 Preferred Stock. Prior and in preference to any declaration or payment of any dividends to the holders of shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock, or any other class of capital stock of this corporation, the holders of shares of the Series A-1 Preferred Stock shall be entitled to receive cumulative dividends whether or not declared by the board of directors of this corporation, on a pari passu basis, out of any assets legally available therefor (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation), at the rate of eight percent (8%) of the applicable Original Issue Price (as defined herein) per share per annum. Such dividends shall accrue and be cumulative from the date of issuance of the shares of Series A-1 Preferred Stock, whether or not earned or declared by the board of directors of this corporation. In the event that the board of directors of this corporation declares a dividend, the amount of which is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder in proportion to the dividend amounts to which each holder of Series A-1 Preferred Stock is entitled. Any dividend payment made on shares of Series A-1 Preferred Stock shall first be credited against the dividends accumulated with respect to the earliest dividend period for which dividends have not been paid.

(c) In addition, holders of shares of Series A-1 Preferred Stock and Series B-1 Preferred Stock (together, the “Prime Preferred Stock”) shall be entitled to receive, on an as-converted basis, dividends declared and paid to holders of Common Stock. The “Original Issue Price” of each series of the Preferred Stock shall be Nine and One-Tenth Cents ($0.091) per share (as adjusted for stock splits, stock dividends, recapitalization and similar events).

2. Liquidation Preference.

(a) Preferred Preference.

(i) In the event of any Liquidating Transaction (as defined below), either voluntarily or involuntarily, the holders of Series B-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of this corporation (or distribution of consideration in connection with a Liquidating Transaction) to the holders of Series A-1 Preferred Stock Series A Preferred Stock, Series B Preferred Stock and Common Stock, on a pari passu basis, an amount equal to 1.75 multiplied by the applicable Original Issue Price per share for each share of Series B-1 Preferred Stock then so held, plus a further amount equal to any accrued but unpaid dividends on such shares. All of the preferential amounts to be paid to the holders of the Series B-1 Preferred Stock under this Section 2(a)(i) shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of this corporation to, the holders of the Series A-1 Preferred Stock Series A Preferred Stock, Series B Preferred Stock or Common Stock in connection with such Liquidating Transaction. If, upon such Liquidating Transaction the assets of this corporation are insufficient to provide for the cash payment of the full aforesaid preferential amounts to the holders of the Series B-1 Preferred Stock, such assets as are available shall be distributed ratably among the holders of the Series B-1 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(ii) After payment has been made to the holders of the Series B-1 Preferred Stock of the full amounts to which they are entitled as provided in Section 2(a)(i) above, the remaining assets of this corporation available for distribution to the stockholders shall be distributed pro rata among the holders of Series A-1 Preferred Stock, prior and in preference to any distribution of any of the assets or surplus funds of this corporation (or distribution of consideration in connection with a Liquidating Transaction) to the holders of Series A Preferred Stock, Series B Preferred Stock and Common Stock, on a pari passu basis, an amount equal to the applicable Original Issue Price per share for each share of Series A-1 Preferred Stock then so held, plus a further amount equal to any accrued but unpaid dividends on such shares. All of the preferential amounts to be paid to the holders of the Series A-1 Preferred Stock under this Section 2(a)(ii) shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of this corporation to, the holders of the Series A Preferred Stock, Series B Preferred Stock or Common Stock in connection with such Liquidating Transaction. If, upon such Liquidating Transaction the assets of this corporation are insufficient to provide for the cash payment of the full aforesaid preferential amounts to the holders of the Series A-1 Preferred Stock, such assets as are available shall be distributed ratably among the holders of the Series A-1 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(iii) After payment has been made to the holders of the Prime Preferred Stock of the full amounts to which they are entitled as provided in Section 2(a)(i) and Section 2(a)(ii) above, the remaining assets of this corporation available for distribution to the stockholders shall be distributed pro rata among the holders of Series B Preferred Stock, prior and in preference to any distribution of any of the assets or surplus funds of this corporation (or distribution of consideration in connection with a Liquidating Transaction) to the holders of Series A Preferred Stock and Common Stock, an amount equal to seventy-five percent (75%) of the applicable Original Issue Price per share for each share of Series B Preferred Stock then so held, plus a further amount equal to any dividends declared but unpaid on such shares. All of the preferential amounts to be paid to the holders of the Series B Preferred Stock under this Section 2(a)(iii) shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of this corporation to, the holders of the Series A Preferred Stock and Common Stock in connection with such Liquidating Transaction. If, upon such Liquidating Transaction the assets of this corporation are insufficient to provide for the cash payment of the full aforesaid preferential amounts to the holders of the Series B Preferred Stock, such assets as are available shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(iv) After payment has been made to the holders of the Preferred Stock of the full amounts to which they are entitled as provided in Sections 2(a)(i), 2(a)(ii) and 2(a)(iii) above, the remaining assets of this corporation available for distribution to the stockholders shall be distributed pro rata among the holders of Common Stock, Prime Preferred Stock and Series A Preferred Stock (on an as-converted to Common Stock basis).

(v) If any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the agreement governing such transaction shall provide that (x) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of this corporation in accordance with the liquidation preference order as set forth in this Section 2 as if the Initial Consideration were the only consideration payable in connection with such Liquidating Transaction and (y) any additional consideration which becomes payable to the stockholders of this corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with the liquidation preference order as set forth in this Section 2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

For purposes of this Section 2, a “Liquidating Transaction” of this corporation shall mean a (i) liquidation, dissolution or winding-up of this corporation, (ii) sale, conveyance, license or other disposition of all or substantially all of the assets, property or business of this corporation, or, (iii) merger or consolidation with or into any other corporation if, as a result of such merger or consolidation, the holders of the Common Stock and Preferred Stock prior to such merger or consolidation do not hold at least fifty percent (50%) of the combined voting power of the surviving corporation.

(b) Notice of Liquidating Transaction. This corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidating Transaction not later than ten (10) days prior to the stockholders’ meeting called to approve such Liquidating Transaction, or ten (10) days prior to the closing of such Liquidating Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidating Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidating Transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidating Transaction shall not take place sooner than ten (10) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Seventh Amended and Restated Certificate of Incorporation, all notice periods or requirements in this Certificate of Incorporation applicable to the holders of Preferred Stock may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of at least sixty percent (60%) of the voting power of the outstanding shares of Preferred Stock that are entitled to such notice rights.

(c) Consent for Certain Repurchases. Each holder of an outstanding share of Preferred Stock shall be deemed to have consented, for purposes of Section 160 of the General Corporation Law of the State of Delaware (and, if applicable, Sections 502, 503 and 506 of the California Corporations Code), to distributions made by this corporation in connection with the repurchase of shares of Common Stock issued to or held by employees or consultants upon termination of their employment or services pursuant to agreements providing for the right of said repurchase between this corporation and such persons but only to the extent each distribution equals the original purchase price of such shares being repurchased.

3. Voting Rights.

(a) The Prime Preferred Stock, voting together as a separate class, shall be entitled to elect four (4) members of the board of directors (the “Preferred Directors”); the Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the board of directors (the “Common Directors”); and the holders of a majority of the Common Stock and a majority of the Preferred Stock, voting as a separate class on an as converted basis, shall be entitled to elect one (1) member (the “Independent Director”), and the holders of at least sixty percent (60%) of the Preferred Stock and a majority of the Common Stock, voting as a separate class, shall be entitled to elect any additional directors.

(b) On all other matters, except as specifically provided herein or as otherwise required by law, holders of the Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to vote, together with the holders of Common Stock, with respect to any matters upon which holders of Common Stock have the right to vote. Except as otherwise provided herein, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the largest number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of stock of this corporation having general voting power and not separately as a class. For purposes of this Section 3, the “voting power of the shares of Preferred Stock” shall mean the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted at the dates provided in the preceding sentence. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Preferred Stock shall be convertible into shares of Common Stock without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for the Preferred Stock and shall be convertible into the number of fully paid and nonassessable shares of Common Stock which results from dividing the per share Conversion Value (as hereinafter defined) of each series of Preferred Stock at the time of conversion by the Conversion Price (as hereinafter defined) per share in effect for such series. The initial per share Conversion Price of the Series A Preferred Stock shall be Forty-Five and Five-Tenth Cents ($0.455). The per share Conversion Value of the Series A Preferred Stock shall be Nine and One-Tenth Cents ($0.091) (as adjusted for stock splits, stock dividends, recapitalization and similar events relating to the Series A Preferred Stock). The initial per share Conversion Price of the Series A-1 Preferred Stock shall be Nine and One-Tenth Cents ($0.091). The per share Conversion Value of the Series A-1 Preferred Stock shall be Nine and One-Tenth Cents ($0.091) (as adjusted for stock splits, stock dividends, recapitalization and similar events relating to the Series A-1 Preferred Stock). The initial per share Conversion Price of the Series B Preferred Stock shall be Nine and One-Tenth Cents ($0.091). The per share Conversion Value of the Series B Preferred Stock shall be Nine and One-Tenth Cents ($0.091) (as adjusted for stock splits, stock dividends, recapitalization and similar events relating to the Series B Preferred Stock). The initial per share Conversion Price of the Series B-1 Preferred Stock shall be Nine and One-Tenth Cents ($0.091). The per share Conversion Value of the Series B-1 Preferred Stock shall be Nine and One-Tenth Cents ($0.091) (as adjusted for stock splits, stock dividends, recapitalization and similar events relating to the Series B-1 Preferred Stock). The initial Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as provided below, subject to the terms of Section

4(e) hereof. The Number of shares of Common Stock into which a share of Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate” of such series.

(b) Automatic Conversion.

(i) Each share of Preferred Stock shall automatically be converted into share(s) of Common Stock at its then effective Conversion Rate of such series of Preferred Stock immediately upon the earlier of (A) the closing of the sale of this corporation’s Common Stock in an underwritten initial public offering registered under the Securities Act of 1933, as amended (“Securities Act”), with aggregate offering proceeds to this corporation (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least Fifty Million Dollars ($50,000,000) and a public offering price per share equal to at least $5.00 (as adjusted for stock splits, stock dividends, recapitalization and similar events) or (B) at the election of the holders of at least sixty percent (60%) of the outstanding shares of the Preferred Stock voting as a separate class on an as-converted basis.

(ii) Each share of Prime Preferred Stock shall automatically be converted into share(s) of Common Stock at its then effective Conversion Rate of such series of Prime Preferred Stock immediately upon the election of the holders of a majority of the outstanding shares of the Prime Preferred Stock voting as a separate class on an as-converted basis. Each share of Series A-1 Preferred Stock shall automatically be converted into share(s) of Common Stock at its then effective Conversion Rate of Series A-1 Preferred Stock immediately upon the election of the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock. Each share of Series B-1 Preferred Stock shall automatically be converted into share(s) of Common Stock at its then effective Conversion Rate of Series B-1 Preferred Stock immediately upon the election of the holders of a majority of the outstanding shares of the Series B-1 Preferred Stock.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate(s) therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock and shall give written notice to this corporation at such office that the holder elects to convert the same (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion pursuant to Section 4(b) hereof). This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock certificate(s) for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted (except that in the case of an automatic conversion pursuant to Section 4(b)(i)(A) hereof such conversion shall be deemed to have been made immediately prior to the closing of the offering referred to in Section 4(b)(i)(A)) or in the case of an automatic conversion pursuant to Section 4(b)(i)(B) or Section 4(b)(ii) hereof, immediately prior to the close of business on the date of the election referred to in Section 4(b)(i)(B) or Section 4(b)(ii), as applicable, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Fractional Shares. In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, this corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of such series of Preferred Stock as determined by the board of directors of this corporation. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(e) Adjustment of Conversion Price. The Conversion Price of the Series A Preferred Stock (“Series A Conversion Price”), the Conversion Price of the Series A-1 Preferred Stock (“Series A-1 Conversion Price”), the Conversion Price of the Series B Preferred Stock (“Series B Conversion Price”) and the Conversion Price of the Series B-1 Preferred Stock (“Series B-1 Conversion Price” and, collectively with the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price, each a “Preferred Stock Conversion Price”) shall each be subject to independent adjustment from time to time as follows:

(i) Definitions. For purposes of this paragraph 4(e), the following definitions shall apply:

(A) “Excluded Stock” shall mean:

(1) all shares of Common Stock issued or deemed issued to directors or employees of, or consultants or advisors to, this corporation, pursuant to any stock option plan or equity incentive plan of this corporation approved by a majority of the board of directors of this corporation;

(2) all shares of Common Stock issued or deemed issued in connection with research and development partnerships, licensing, corporate partnering, collaborative arrangements or similar transactions approved by the holders of at least sixty percent (60%) of the outstanding Preferred Stock;

(3) all securities issued pursuant to dividends or distributions on the Preferred Stock;

(4) securities to financial institutions or lessors issued in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by a majority of the board of directors of this corporation;

(5) capital stock issued in connection with bona fide acquisitions, mergers, consolidations or similar business combinations, provided that such issuance has been approved by the holders of at least sixty percent (60%) of the outstanding Preferred Stock;

(6) Common Stock issuable upon conversion of the Preferred Stock;

(7) Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock issued upon conversion of Preferred Stock or Debt (as defined below) pursuant to Section 5(a)(i) below;

(8) [RESERVED];

(9) [RESERVED];

(10) [RESERVED];

(11) shares of Common Stock or Convertible Securities issued upon the exercise of Options or shares of Common Stock issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; and

(12) all securities issued pursuant to a firm commitment, underwritten initial public offering of the capital stock of this corporation registered under the Securities Act.

(B) “Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(C) “Convertible Securities” means securities by their terms directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D) “Purchase Rights” means Options and Convertible Securities.

(E) “Dilutive Issuance” means an issuance of Purchase Rights, or Common Stock which is not Excluded Stock, without consideration or for a consideration per share less than the applicable Preferred Stock Conversion Price. “Dilutive Issuance” excludes any stock dividend, subdivision or split-up, stock combination, dividend or Transaction described in Sections 4(e)(iv) through (vii) below.

(ii) Adjustment of Conversion Price for Dilutive Issuances.

(A) If this corporation issues or is deemed to issue any Common Stock in a Dilutive Issuance at any time after the initial date shares of Series B-1 Preferred Stock are issued and on or before the Fifth Equity Closing (as defined in that certain Series B-1 Preferred Stock Purchase Agreement by and among this corporation and the Investors (as defined therein), made as of March 8 2013, as amended (the “2013 Purchase Agreement”), then (1) the Series B-1 Conversion Price in effect after each such issuance shall be reduced to the consideration per share received by this corporation for such issue or deemed issue of Common Stock in a Dilutive Issuance; provided that if such issuance or deemed issuance was without consideration, then this corporation shall be deemed to have received an aggregate of $0.001 of consideration for all such Common Stock in a Dilutive Issuance issued or deemed to be issued and (2) the Series A-1 Conversion Price and the Series B Conversion Price in effect after each such issuance shall be adjusted to a price determined pursuant to Section 4(e)(ii)(B) below as if the Dilutive Issuance occurred after the Fifth Equity Closing.

(B) If this corporation issues or is deemed to issue any Common Stock in a Dilutive Issuance after the Fifth Equity Closing, the Series A-1 Conversion Price, Series B-1 Conversion Price and Series B Conversion Price in effect after each such issuance shall be adjusted to a price determined by multiplying the Preferred Stock Conversion Price in effect immediately prior to the Dilutive Issuance by a fraction:

(1) the numerator of which shall be (x) the number of shares of Common Stock outstanding and issuable on exercise of all outstanding Options and Convertible Securities immediately prior to the Dilutive Issuance, plus (y) the number of shares of Common Stock that the aggregate consideration, if any, received by this corporation in connection with the Dilutive Issuance would purchase at such Preferred Stock Conversion Price, and

(2) the denominator of which shall be (x) the number of shares of Common Stock outstanding and issuable on exercise of all outstanding Options and Convertible Securities immediately prior to the Dilutive Issuance, plus (y) the number of shares of Common Stock issued or deemed issued in the Dilutive Issuance.

(C) For the avoidance of doubt, the Series A Conversion Price shall not be automatically adjusted pursuant to this Section 4(e)(ii) in connection with a Dilutive Issuance.

(iii) For purposes of any adjustment of the Preferred Stock Conversion Price pursuant to clause (ii) above, the following provisions shall be applicable:

(A) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor after deducting any discounts or commissions paid or incurred by this corporation in connection with the issuance and sale thereof.

(B) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the board of directors of this corporation, in accordance with generally accepted accounting treatment; provided, however, that if at the time of such determination, this corporation’s Common Stock is traded in the over-the-counter market or on a national or regional securities exchange, such fair market value as determined by the board of directors of this corporation shall not exceed the aggregate “Current Market Price” (as defined below) of the shares of Common Stock being issued.

(C) In the case of the issuance of Purchase Rights in a Dilutive Issuance:

(1) the aggregate maximum number of shares of

(2) Common Stock deliverable upon exercise of Options shall be deemed to have been issued at the time such Options were issued and for a consideration equal to the consideration (determined in the manner provided in (iii) (A) and (B) above), if any, received by this corporation upon the issuance of such Options plus the minimum purchase price provided in such Options covered thereby;

(3) the aggregate maximum number of shares of Common Stock deliverable upon conversion or exercise of or exchange for any Convertible Securities shall be deemed to have been issued at the time such Convertible Securities were issued and for a consideration equal to the consideration received by this corporation for any such Convertible Securities (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any; to be received by this corporation upon the conversion or exchange of such Convertible Securities (determined in the manner provided in (iii) (A) and (B) above);

(4) on any change in the number of shares of Common Stock deliverable upon exercise of any such Purchase Rights or on any change in the minimum purchase price of such Purchase Rights, the Preferred Stock Conversion Price shall forthwith be readjusted to such Preferred Stock Conversion Price as would have been obtained had the adjustment made upon (x) the issuance of such Purchase Rights not exercised, converted or exchanged prior to such change, as the case may be, been made upon the basis of such change or (y) the issuance of options or rights related to such securities not converted or exchanged prior to such change, as the case may be, been made upon the basis of such change; and

(5) on the expiration of any Purchase Rights, the Preferred Stock Conversion Price shall forthwith be readjusted to such Preferred Stock Conversion Price as would have obtained had the adjustment made upon the issuance of such Purchase Right been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such Purchase Rights.

(iv) If the number of shares of Common Stock outstanding at any time after the date of this Seventh Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Filing Date”) is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the applicable Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of such Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(v) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock then, on the effective date of such combination, the applicable Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(vi) In case this corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock); stock or other securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights (excluding Purchase Rights), then, in each such case, the holders of shares of Preferred Stock shall, concurrent with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which each series of Preferred Stock is convertible.

(vii) In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of this corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares provided for under Section 4(e)(iv) or (v) above), or the consolidation or merger of this corporation with or into another person (other than a consolidation or merger in which this corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of this corporation (“Transaction”), the shares of Preferred Stock shall, after such Transaction, be convertible into the kind and number of shares of stock or other securities or property of this corporation or otherwise to which such holder would have been entitled if immediately prior to such Transaction the holder had converted the holder’s shares of Preferred Stock into Common Stock. The provisions of this clause (vii) shall similarly apply to successive Transactions.

(viii) All calculations under this Section 4 shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be.

(ix) For the purpose of any computation pursuant to this Section 4(e), the “Current Market Price” at any date of one share of Common Stock, shall be deemed to be the average of the highest reported bid and the lowest reported offer prices on the preceding business day as reported by Nasdaq (or equivalent recognized source of quotations); provided, however, that if the Common Stock is not traded in such manner that the quotations referred to in this clause (ix) are available for the period required hereunder, Current Market Price shall be determined in good faith by the board of directors of this corporation.

(f) Minimal Adjustments. No adjustment in the Conversion Price need be made if such adjustment would result in a change in the Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

(g) [Reserved.]

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 4, this corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which adjustment or readjustment is based. This corporation shall, upon request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversions of such holder’s shares of Preferred Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, this corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holder of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of this corporation.

5. Special Mandatory Conversions.

(a) Trigger Event. Except to the extent waived by the holders of a majority of the outstanding Prime Preferred Stock:

(i) Equity Securities.

(A) [RESERVED].

(B) In the event that any holder of shares of Preferred Stock does not participate in any of the Third Equity Closing, Fourth Equity Closing or Fifth Equity Closing (each as defined in the 2013 Purchase Agreement) subject to the terms and conditions of such Closing, including without limitation closing conditions, of the Qualified Financing by purchasing such holder’s Pro Rata Share (as defined in the 2013 Purchase Agreement) at such closing, then, automatically, and without any further action on the part of such holder, and effective upon, subject to, and concurrently with, the consummation of such closing, (1) each share of Series A-1 Preferred Stock held by such holder immediately prior thereto shall be converted into one share of Series A Preferred Stock, (2) each share of Series B-1 Preferred Stock issued to such holder pursuant to Section 5(a)(i)(A) of this corporation’s Sixth Amended and Restated Certificate of Incorporation, shall be converted into one share of Series B Preferred Stock, and (3) the outstanding principal balance and all unpaid accrued interest, net of any required withholding taxes, of all Debt, if any, held by such holder shall convert in whole into shares of Series B Preferred Stock at a conversion price equal to the price per share paid by the participants in the Qualified Financing on the same terms and conditions as given to the participants in the Qualified Financing. Notwithstanding the foregoing, Section 5(a)(i)(B) shall not apply to: (X) GE Capital Equity Investments, Inc. or its Affiliates with respect to those shares of Series B-1 Preferred Stock issued to it or them pursuant to that certain Exchange Agreement by and between GE Capital Equity Investments, Inc. and this corporation on or about the date of this corporation’s Sixth Amended and Restated Certificate of Incorporation; or (Y) Eddingpharm International Company Limited, a British Virgin Islands company (“Eddingpharm”), or its Affiliates with respect to those shares of Series B-1 Preferred Stock issued in connection with that certain Series B-1 Preferred Stock Purchase Agreement by and between this corporation and Eddingpharm, dated as of April 18, 2013. This Seventh Amended and Restated Certificate of Incorporation shall not be amended such that subsection (X) or (Y) above is modified without the written consent of GE Capital Equity Investments, Inc. in the case of subsection (X) and Eddingpharm in the case of subsection (Y).

(C) The conversions and issuances of equity securities contemplated by this Section 5(a)(i) are referred to as “Special Mandatory Conversions.” No fractional shares shall be issued upon a Special Mandatory Conversion. In lieu of any fractional shares, this corporation shall pay to the holder an amount in cash equal to the product obtained by multiplying the applicable conversion price set forth in the applicable Debt by the fraction of a share not issued upon such conversion.

(ii) Affiliate Aggregation. For purposes of determining (A) the number of shares of Preferred Stock and Preferred Stock into which Debt is convertible by a holder thereof, (B) such holder’s Pro Rata Share and (C) the number of Offered Securities such holder has purchased in a Qualified Financing, all shares of Preferred Stock and shares of Preferred Stock into which Debt is convertible held by Affiliates of such holder shall be aggregated with such holder’s shares and all Offered Securities purchased by Affiliates of such holder shall be aggregated with the Offered Securities purchased by such holder (provided that no shares or securities shall be attributed to more than one entity or person within any such group of affiliated entities or persons).

(b) Procedural Requirements.

(i) Upon a Special Mandatory Conversion, each holder of shares or Debt converted pursuant to Section 5(a) shall be sent written notice of such Special Mandatory Conversion. Upon receipt of such notice, each holder of such securities shall surrender his, her or its certificate(s) for all such shares of applicable Preferred Stock and Debt (“Securities Documentation”) (or, if such holder alleges that such Securities Documentation has been lost, stolen or destroyed, an affidavit certifying to its loss and agreement reasonably acceptable to this corporation to indemnify this corporation against any claim that may be made against this corporation on account of the alleged loss, theft or destruction of such Securities Documentation) to this corporation at the place designated in such notice. If so required by this corporation, Securities Documentation surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to this corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the securities converted pursuant to Section 5(a), including the rights, if any, to receive notices and vote, will terminate at the time of the Special Mandatory Conversion (notwithstanding the failure of the holder or holders thereof to surrender the Securities Documentation for such shares or Debt at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor (or lost certificate affidavit and agreement), to receive the items provided for in Section 5(b)(ii).

(ii) As soon as practicable after the Special Mandatory Conversion and the surrender of the certificate(s) (or lost certificate affidavit and agreement) for applicable Preferred Stock and Debt so converted, this corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Preferred Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 5(a)(i)(C) in lieu of any fraction of a share of Preferred Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and this corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(c) Definitions. For purposes of this Section 5, the following definitions shall apply:

(i) “Affiliate” means, with respect to any holder of shares of Preferred Stock or Debt, any person, entity or firm which, directly or indirectly, controls, is controlled by or is under common control with such holder, including, without limitation, any entity of which the holder is a partner or member, any partner, officer, director, member or employee of such holder and any fund now or hereafter existing of which the holder is a partner or member which is controlled by or under common control with one or more general partners of such holder or shares the same management company with such holder.

(ii) “Debt” means convertible promissory notes issued by this corporation other than those certain promissory notes issued by this corporation on March 1, 2013 (A) to DP VIII Associates, L.P. in the principal amount of $165.72; (B) to Domain Partners VIII, L.P. in the principal amount of $22,334.28; (C) to MPM BioVentures IV-QP, L.P. in the principal amount of $18,744.82; (D) to MPM BioVentures IV GmbH & Co. Beteiligungs KG in the principal amount of $722.16; (E) to MPM Asset Management Investors BV4 LLC in the principal amount of $533.02; and (F) to MPM BioVentures IV Strategic Fund, L.P. in the principal amount of $2,500.00 (such excepted promissory notes are collectively referred to herein as the “March 1, 2013 Notes”).

(iii) “Offered Securities” means the Series B-1 Preferred Stock set aside by the board of directors of this corporation for purchase by holders of outstanding shares of Preferred Stock in connection with a Qualified Financing, and offered to such holders.

(iv) “Qualified Financing” means each of the closings of the Series B-1 Preferred Stock contemplated by the 2013 Purchase Agreement.

6. Prime Preferred Stock Protective Provisions. So long as at least One Million (1,000,000) shares of Prime Preferred Stock are outstanding, this corporation shall not (by merger, reclassification or otherwise), without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least sixty percent (60%) of the then outstanding shares of Prime Preferred Stock voting as a single class:

(a) amend the Certificate of Incorporation or Bylaws to alter or change the rights, preferences or privileges of the Preferred Stock;

(b) increase or decrease the aggregate number of authorized shares of any class of stock;

(c) increase the number of shares reserved under any stock option plan of this corporation;

(d) create or effect a creation (by reclassification or otherwise) of any new class or series of shares of stock;

(e) effect any (i) Liquidating Transaction or (ii) an agreement for the sale of capital stock such that the stockholders immediately prior to such sale will possess less than fifty percent (50%) of the voting power immediately after such sale;

(f) declare or pay dividends on any capital stock (except as provided for in this Seventh Amended and Restated Certificate of Incorporation);

(g) execute any action to increase or decrease the number of directors of this corporation;

(h) repurchase or redeem any shares of capital stock except in connection with the repurchase of shares of Common Stock issued to or held by employees or consultants upon termination of their employment or services pursuant to agreements providing for the right of said repurchase between this corporation and such persons but only to the extent each repurchase equals the original purchase price of such shares being repurchased; or

(i) do any act or thing which would result in taxation of the holders of shares of the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

7. Additional Prime Preferred Stock Protective Provisions. So long as at least One Million (1,000,000) shares of Prime Preferred Stock are outstanding, this corporation shall not (by merger, reclassification or otherwise), without the prior approval of this corporation’s board of directors, including a majority of the Preferred Directors:

(a) change the main strategic goals of this corporation’s budgets, development and business plans;

(b) change the principal business of this corporation or enter into any new line of unrelated business;

(c) execute any document which results in an assignment, license, sublicense (or its termination) of any of this corporation’s material assets (including without limitation any of its intellectual property);

(d) enter into a strategic partnership;

(e) acquire the capital stock of another entity which results in the consolidation of that equity into the results of operations of this corporation or any material acquisition of assets of another entity;

(f) execute any document which results in the issuance, creation or execution of a debt instrument or instruments or the incurrence of debt for borrowed money in excess of US$500,000; or

(g) take any other action materially adversely affecting the rights, preferences and privileges of the Preferred Stock.

8. Series B-1 Preferred Stock Protective Provisions. So long as at least One Million (1,000,000) shares of Series B-1 Preferred Stock are outstanding, this corporation shall not (by merger, reclassification or otherwise), without first obtaining the approval (by vote or written consent, as provided by law) of the holders of more than fifty percent (50%) of the then outstanding shares of Series B-1 Preferred Stock voting as a single class:

(a) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock which is senior to the Series B-1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of this corporation, the payment of dividends and rights of redemption, voting or other rights and privileges,

(b) reclassify, alter or amend any existing security of this corporation, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series B-1 Preferred Stock in respect of any right, preference or privilege;

(c) purchase or redeem any shares of capital stock of this corporation without first offering to purchase or redeem and, if applicable, purchasing and/or redeeming, the Series B-1 Preferred Stock, except as unanimously approved by the board of directors;

(d) take any action that would adversely affect the powers, preferences, rights or privileges of the Series B-1 Preferred Stock; or

(e) effect any Liquidating Transaction in which the proceeds per share of Series B-1 Preferred Stock would be less than the Original Issue Price.

ARTICLE VI

This corporation is to have perpetual existence.

ARTICLE VII

1. Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. Indemnification. This corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of this corporation, or any predecessor of this corporation; or serves or served at any other enterprise as a director, officer or employee at the request of this corporation or any predecessor to this corporation.

3. Amendments. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this corporation’s Seventh Amended and Restated Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII would accrue or arise, prior to such amendment repeal, or adoption of an inconsistent provision.

ARTICLE VIII

In the event that shares of Preferred Stock shall be converted pursuant to the terms hereof, the shares so converted shall not revert to the status of authorized but unissued shares, but instead shall be canceled and shall not be re-issuable by this corporation.

ARTICLE IX

Holders of stock of any class or series of this corporation shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders.

ARTICLE X

Elections of directors need not be by written ballot unless the Bylaws of this corporation so provide.

ARTICLE XI

This corporation hereby renounces, to the fullest extent permitted by Section 122 (17) of the General Corporation Law of the State of Delaware, any interest or expectancy of this corporation in, or in being offered, an opportunity to participate in, any Preferred Stock Business

Opportunity. A “Preferred Stock Business Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person solely in such Covered Person’s capacity as a director of this corporation. To the fullest extent permitted by law, this corporation hereby waives any claim against a Covered Person, and agrees to indemnify all Covered Persons against any claim, that is based on fiduciary duties, the corporate opportunity doctrine or any other legal theory which could limit any Covered Person from pursuing or engaging in any Preferred Stock Business Opportunity.

ARTICLE XII

In furtherance and not in limitation of the powers conferred by statute, the board of directors of this corporation is expressly authorized to make, alter, amend or repeal the Bylaws of this corporation.

ARTICLE XIII

The foregoing amendment and restatement of the Certificate of Incorporation has been duly approved by the board of directors of this corporation.

The foregoing Seventh Amended and Restated Certificate of Incorporation has been duly adopted by this corporation’s board of directors and stockholders in accordance with applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware. I further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in this certificate are true, correct and of my own knowledge.

Dated: July 11, 2013

/s/ Arlene M. Morris
Arlene M. Morris
Chief Executive Officer